                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                 ____________________

                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 3)
                                 ____________________

                            HORIZON GROUP PROPERTIES, INC.
                                   (Name of Issuer)

                       COMMON STOCK, PAR VALUE $0.01 PER SHARE
                            (Title of Class of Securities)

                                     44041U 10 2
                                    (CUSIP Number)

                                  MICHAEL W. RESCHKE
                                 77 WEST WACKER DRIVE
                                      SUITE 3900
                                  CHICAGO, IL 60601
                                    (312) 917-1500
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   With a copy to:
                                WAYNE D. BOBERG, ESQ.
                                   WINSTON & STRAWN
                                 35 WEST WACKER DRIVE
                                  CHICAGO, IL 60601
                                    (312) 558-5600

                                   JANUARY 5, 1999
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

                                     SCHEDULE 13D

       CUSIP No.    44041U 10 2
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      1.   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Michael W. Reschke
------------------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                       (b) /X/

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      3.   SEC USE ONLY
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      4.   SOURCE OF FUNDS

                00
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      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 / /
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America
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           NUMBER OF SHARES      7.   SOLE VOTING POWER - 8,206
        BENEFICIALLY OWNED BY    ---------------------------------------------
           EACH PERSON WITH      8.   SHARED VOTING POWER - 972,724
                                 ---------------------------------------------
                                 9.   SOLE DISPOSITIVE POWER - 8,206
                                 ---------------------------------------------
                                 10.  SHARED DISPOSITIVE POWER -972,724
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                                      2

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------------------------------------------------------------------------------
      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Individually beneficially owns 8,206 shares of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock"). May be deemed to share beneficial ownership of: (i) 523,818 shares of Common Stock and 75,620 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock at any time (or, at the Issuer's election, cash of equivalent value), directly owned by Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"); (ii) 277,850 Common Units directly owned by Prime Financing Limited Partnership, an Illinois limited partnership ("PFLP"); (iii) 42,281 Common Units directly owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); (iv) 3,081 Common Units directly owned by Prime Group III, L.P., an Illinois limited partnership ("PG-III"); (v) 6,818 Common Units directly owned by Prime Group IV, L.P., an Illinois limited partnership ("PG-IV"); and (vi) 35,050 Common Units directly owned by Prime Group V, L.P., an Illinois limited partnership ("PG-V") by virtue of his position as managing general partner of PGLP and his ability to control PFLP, PG-II, PG-III, PG-IV and PG-V.
------------------------------------------------------------------------------
      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /.
------------------------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Individually beneficially owns 8,206 shares of Common Stock which constitute approximately 0.3% of the outstanding shares of Common Stock. May be deemed to share beneficial ownership of the approximately: (i) 523,818 shares of Common Stock and 75,620 Common Units directly owned by PGLP, which, assuming exchange of the Common Units, constitute approximately 21.1% of the outstanding shares of Common Stock; (ii) 277,850 Common Units directly owned by PFLP which, assuming exchange of the Common Units, constitute approximately 9.1% of the outstanding shares of Common Stock; (iii) 42,281 Common Units directly owned by PG-II which, assuming exchange of the Common Units, constitute approximately 1.5% of the outstanding shares of Common Stock; (iv) 3,081 Common Units directly owned by PG-III which, assuming exchange of the Common Units, constitute approximately 0.1% of the outstanding shares of Common Stock; (v) 6,818 Common Units directly owned by PG-IV which, assuming exchange of the Common Units, constitute approximately 0.3% of the outstanding shares of Common Stock; and (vi) 35,050 Common Units directly owned by PG-V which, assuming exchange of the Common Units, constitute approximately 1.3% of the outstanding shares of Common Stock, by virtue of his position as managing general partner of PGLP and his ability to control PFLP, PG-II, PG-III, PG-IV and PG-V.
------------------------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON - IN
------------------------------------------------------------------------------

          This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Horizon Group Properties, Inc., a Maryland corporation ("HGP" or the "Company"). The principal executive offices of the Company are located at 77 West Wacker Drive, Chicago, Illinois 60601.

          This Amendment No. 3 to Schedule 13D is filed by Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"). Except as set forth below, there are no changes to the information set forth in Amendment No. 2 to Schedule 13D.

          Reschke owns an approximate 50.75% equity interest in Prime Group Inc., which owns an approximate 75.0% equity interest in Prime Capital Holding, LLC.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is supplemented in the following manner:

          Prime Capital Holding, LLC anticipates using internal funds to make the purchases described in Item 4 to this Amendment No. 3 to Schedule 13D. The other consideration described in Item 4 are the assets of Prime Capital Holding, LLC or its wholly owned subsidiary.

ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 is supplemented in the following manner:

          On January 5, 1999, Prime Capital Holding, LLC ("PCH") made a proposal (the "Proposal") to Horizon Group Properties, Inc. ("HGP" or the "Company") regarding a possible business combination. PCH, through a subsidiary, operates as a fully integrated real estate finance company providing senior and mezzanine financing to the real estate industry with offices in New York, Chicago, and San Francisco.

          The Proposal contemplates that PCH will contribute all of its assets and liabilities to HGP in exchange for newly issued shares of common stock of HGP (or common units of Horizon Group Properties, L.P., a Delaware limited partnership, through which HGP conducts substantially all of its operations, which are convertible into common stock of HGP) at a proposed valuation of $7.00 per share. In addition, the Proposal provides that PCH will purchase $20,000,000 of additional shares of common stock of HGP (or common units of Horizon Group Properties, L.P.) for cash at $7.00 per share and would receive an option exercisable within 180 days following the consummation of the transaction to purchase up to an additional $30,000,000 in common stock of HGP (or common units of Horizon Group Properties, L.P.) at a proposed exercise price of $7.00 per share. The Proposal provides that, on a fully diluted basis, PCH would beneficially own a total of approximately 71% of all outstanding common stock of HGP subsequent to the transaction if the option is not exercised and 79% of all outstanding common stock of HGP if the option is exercised in full. After the transaction, the Company would be engaged in two principal lines of business - real estate finance and HGP's current business operations.

          The consummation of the transaction contemplated by the Proposal is subject to, among other things, (i) the satisfactory completion of due diligence by both PCH and HGP with respect to HGP and its assets and PCH and its assets, respectively, (ii) the negotiation and execution of mutually acceptable definitive agreements regarding the transactions contemplated in the Proposal, and (iii) obtaining all third-party consents required to complete the transaction including the consent of the board of directors and shareholders of HGP. PCH would also intend to review whether HGP should elect real estate investment trust status under the Internal Revenue Code of 1986, as amended, subsequent to the transaction. Such decision could affect the Company's dividend policy. There can be no assurance as to whether any transaction will result from such Proposal or as to the value, timing or structure of any such transaction.

           In connection with the transaction, it is anticipated that approval would be sought for the appointment of additional directors of the Company selected by PCH. Michael W. Reschke would serve as Chairman of the newly constituted Board of Directors of the Company. In addition, PCH intends to seek approval to amend the charter of the Company to change the name of the Company to "Prime Capital Funding, Inc."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          In December 1998, and pursuant to a Pledge and Security Agreement dated as of October 1, 1996 by and between PGLP and The Northern Trust Company, The Northern Trust Company released the pledge by PGLP of 2,150 Common Units as security for the obligations of PGLP under a guaranty issued by PGLP with respect to a loan made by the Northern Trust Company to PGI.

          In December 1998, and pursuant to a Pledge and Security Agreement dated as of October 1, 1996 by and between PG-III and The Northern Trust Company, The Northern Trust Company released the pledge by PG-III of 3,081 Common Units as security for the obligations of PG-III under a guaranty issued by PG-III with respect to loans made by the Northern Trust Company to PGI.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The following documents are included in this Statement as Exhibits hereto:

          1. Letter, dated January 5, 1999, from Prime Capital Holding, LLC to Horizon Group Properties, Inc.

                                      SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.



                              /s/ Michael W. Reschke
                              ----------------------------------------------
                                  Michael W. Reschke


                              Dated: January 5, 1999

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

                              PGLP, INC.


                              By:       /s/ Michael W. Reschke
                                        ---------------------------------------
                              Name:     Michael W. Reschke
                              Title:    President


                              Dated: January 5, 1999

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

                              PRIME FINANCE, INC.


                              By:       /s/ Michael W. Reschke
                                        ---------------------------------------
                              Name:     Michael W. Reschke
                              Title:    President


                              Dated: January 5, 1999

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

                              PRIME GROUP LIMITED PARTNERSHIP



                              By:       /s/ Michael W. Reschke
                                        --------------------------------------
                              Name:     Michael W. Reschke
                              Title:    Managing General Partner


                              Dated: January 5, 1999

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

                              PRIME FINANCING LIMITED PARTNERSHIP
                              By: Prime Finance, Inc., its managing general partner



                              By:       /s/ Michael W. Reschke
                                        --------------------------------------
                              Name:     Michael W. Reschke
                              Title:    President



                              Dated: January 5, 1999

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

                              PRIME GROUP II, L.P.
                              By:  PGLP, Inc., its managing general partner


                              By:       /s/ Michael W. Reschke
                                        --------------------------------------
                              Name:     Michael W. Reschke
                              Title:    President

                              Dated: January 5, 1999

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

                              PRIME GROUP III, L.P.
                              By:  PGLP, Inc., its managing general partner


                              By:       /s/ Michael W. Reschke
                                        --------------------------------------
                              Name:     Michael W. Reschke
                              Title:    President


                              Dated: January 5, 1999

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

                              PRIME GROUP IV, L.P.
                              By:  PGLP, Inc., its managing general partner


                              By:       /s/ Michael W. Reschke
                                        ----------------------------------------
                              Name:     Michael W. Reschke
                              Title:    President


                              Dated: January 5, 1999

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

                              PRIME GROUP V, L.P.
                              By:  PGLP, Inc., its managing general partner


                              By:       /s/ Michael W. Reschke
                                        ----------------------------------------
                              Name:     Michael W. Reschke
                              Title:    President


                              Dated: January 5, 1999

EXHIBIT INDEX


EXHIBIT NUMBER      DESCRIPTION                                                          PAGE NO.
--------------      ------------                                                         -------
     I.             Customer Agreement by and between PGLP and Bear, Stearns             Filed with Original
                    Securities Corp. dated as of December 21, 1994, incorporated         Statement
                    by reference to the filing persons' statement on
                    Schedule 13D, Amendment No. 1, dated as of August 20, 1998.


    II.             Letter dated January 5, 1999 from Prime Capital Holding, LLC       Filed Herewith
                    to Horizon Group Properties, Inc.
